Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated September 4, 2014, relating to the combined financial statements and financial statement schedule of the electronic manufacturing services business (“Kimball Electronics”) of Kimball International, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation and the inclusion of allocations of certain corporate-related expenses from Kimball International, Inc. to Kimball Electronics) as of June 30, 2014 and 2013, and for the three years in the period ended June 30, 2014, and contained in Amendment No. 5 to Registration Statement No. 001-36454 on Form 10 of Kimball Electronics, Inc.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
October 30, 2014